November 20, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (the “Trust”) (File Nos. 333-28339 and 811-08239)

Dear Mr. Rosenberg:

On September 19, 2024, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 142 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 144 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (the “Amendment”). The Amendment was filed for the purpose of updating the registration statement to reflect certain name, investment objective, and investment strategy changes.

We received comments from you relating to the Amendment on November 6, 2024. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. Capitalized terms not otherwise defined herein will have the same meaning as the Amendment.

1.Comment: On page four for the Access Flex Bear High Yield ProFund, under ‘Principal Investment Strategies,’ the second paragraph states, "[t]he Fund uses the Markit iBoxx $ Liquid High Yield Index as a performance benchmark only and does not seek to track its performance." Please revise this statement to reflect the new appropriate broad-based index.

Response: The Trust has removed the referenced disclosure.

2.Comment: For the Access Flex Bear High Yield ProFund, please supplementally inform the staff why the fund no longer considers credit default swaps and U.S. Treasury futures contracts as principal investment strategies. Additionally, explain why the risks associated with these investment strategies have been removed.

Response: As disclosed in a supplement dated October 8, 2024, the Fund’s Principal Investment Strategy was changed to replace investments in credit default swaps and U.S. Treasury Futures with investments in swap agreements that provide exposure to high yield bonds.

3.Comment: Please revise the disclosure relating to derivatives for each fund to also describe the purpose the derivatives are intended to serve, such as hedging, speculation, or substituting for equity securities. Additionally, please disclose the extent to which derivatives are intended to be used.

Response: The Trust notes that such disclosure is included in the Amendment. Specifically, the Principal Investment Strategy section in each Summary Prospectus details the extent of a Fund's use of derivatives by noting that the Fund will invest principally in the derivative instruments identified in that section. In addition, the Principal Investment Strategy explains the purpose derivatives are intended to serve by noting that such investments are used where the Advisor believes they should, in combination, provide investment results that correspond generally or produce returns that correspond to the Fund’s investment objective.

4.Comment: Under ‘Derivative Risk’, please consider discussing the liquidity risks associated with derivatives and whether it should be included and tied specifically to derivatives risk.

Response: The Trust confirms that liquidity risk is included in the summary prospectus for any funds where such risk would be applicable. The Trust notes that as of September 30, 2024, more than 99% of the instruments held by series of ProFunds were classified as highly liquid for purposes of Rule 22e-4 compliance. The Trust also notes that a discussion of the liquidity risks associated with derivatives more generally is included in response to Item 9 in the section entitled “Additional Information Regarding Principal Risks – Derivatives Risk”.

5.Comment: Please confirm supplementally that the funds will be updated with the broad-based indexes previously provided to the staff.

Response: The Trust so confirms.

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We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman ProFund Advisors LLC Senior Director, Counsel